

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 5, 2018

Via email
Mr. Shuai Wang
Chief Financial Officer
Yulong Eco-Materials Limited
Eastern End of Xiwuzhuang Village
Jiaodian Town, Xinhua Area
Pingdingshan, HenanProvince
People's Republic of China 467091

>   **Re: Yulong Eco-Materials Limited**
>   **Form 10-K**
>   **Filed August 25, 2017**
>   **No. 1-37459**

Dear Mr. Wang:

We issued comments on the above captioned filing on September 13, 2017. On January 19, 2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction